Mail Stop 3561

May 27, 2009

Katherine Ostruszka
Chief Financial Officer
Marine Growth Ventures, Inc.
405-A Atlantis Road, Suite 110
Cape Canaveral, Florida 32920

      Re: Marine Growth Ventures, Inc.
              File No. 333-128077
              Form 10-KSB: For the fiscal year ended December 31, 2007
              Form 10-Q: For the quarterly period ended September 30, 2008
              Form 8-K furnished February 13, 2009

Dear Ms. Ostruszka:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                  Sincerely,

                  Lyn Shenk
                  Branch Chief